





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69001

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBOT ATS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1441 Broadway, Suite 5116
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katharine Lam (646) 859-7686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	19801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Katharine Lam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBOT ATS, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA PAZMINO
Notary Public - State of New York
NO. 01PA6402791
Qualified in Queens County
My Commission Expires Jan 13, 2024

3/19/2021
Notary Public

Signature

CEO / CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

DBOT ATS, LLC
<u>(SEC I.D. 8-69001)</u>

Statements of Financial Condition
For the Year Ended December 31, 2020
And
Report of Independent Registered Public Accounting Firm

DBOT ATS, LLC

December 31, 2020

Table of Contents

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of DBOT ATS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DBOT ATS, LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2019.

New York, NY

March 29, 2021

DBOT ATS, LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS

Assets:		
Cash	$	214,014
Prepaid expenses and other current assets		4,284
Intangible assets		76,992
Total assets	$	295,290

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	52,737
Total liabilities		52,737
Member's equity		242,553
Total liabilities and member's equity	$	295,290

The accompanying Notes are an integral part of these financial statements

NOTE 1. ORGANIZATION AND OPERATIONS

Organization

DBOT ATS, LLC (the "Company") was formed in the State of Delaware in August 2011, as a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Delaware Board of Trade Holdings Inc. (the "Parent") and an affiliate of DBOT Issuer Services, LLC and DBOT Technology Services, LLC. The Company was approved by FINRA under a Continuing Membership Agreement ("CMA") in the fourth quarter 2016 to operate a fully electronic Alternative Trading System ("ATS") in the Over the Counter ("OTC") market space. In the fourth quarter 2018, the Company was approved by FINRA under a CMA to operate a Funding Portal to allow issuers to offer Regulation A+ and D offerings. The Company's Parent was acquired by Ideanomics, Inc. ("IDEX") in the third quarter 2019.

The Company ceased the trading of secondary OTC securities in March 2020 and moved its office to New York from Delaware. The move was done in an effort to bring down costs and reorient the business. Even though trading activities have ceased, the Company has remained compliant with applicable regulations and maintains its status as a registered broker-dealer with FINRA and the SEC. Prior to ceasing operations, the Company operated under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and accordingly was exempt from the remaining provisions of that Rule. The Company relies on Footnote 74 of the SEC Release No. 34-70073 and accordingly is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commissions.

On January 8, 2021, the Company filed a Continuing Membership Application ("CMA") for private placement activities in the primary markets.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash

The Company maintains cash balances at financial institutions where balances up to $250,000 are insured by the Federal Deposit Insurance Corporation. As of December 31, 2020, cash was held at a major financial institution.

Revenue

The Company has adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606"). Revenue is recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

Trading revenues relate to trades facilitated by the Company and are recorded on a trade date basis. The Company charges customers that remove liquidity a per share trading fee and provides a rebate to customers that provide liquidity.

Intangible Assets

Intangible assets consist of the fair value of the FINRA CMA. In accordance with ASC 350 "Intangibles – Goodwill and Other" and as a result of an independent valuation firm's purchase price allocation analysis, the CMA was determined to be an indefinite-lived intangible asset with a fair value of $76,992 using the cost approach. The Company assesses intangible assets for impairment annually.

In testing the Company's intangible assets for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than the carrying amount. If the assessment determines that it is more likely than not that the fair value of the intangible asset is less than its carrying amount, the Company must perform additional testing of the asset. The Company's assessment of its intangible asset has determined that there was no impairment of the asset for the year ended December 31, 2020.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

In December 2019, the Financial Accounting Standard Board issued Accounting Standards Update ("ASU") 2019-12, Income Taxes (Topic 740) to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for the other areas of Topic 740 by clarifying and amending existing guidance. The Company is a single member limited liability company and is a disregarded entity for U.S. Federal and state tax purposes and has elected to early adopt the guidance in ASU 2019-12. Therefore, the Company has not reflected federal, state, or city taxes for the year ended December 31, 2020.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. Additionally, the Company is required to maintain a net capital ratio, a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $161,277 which was in excess of its required net capital of $5,000 by $156,277. The Company's aggregate indebtedness was $52,737 at December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") with its Parent, as amended, under which the Parent provides services of certain of its employees, office space, the use of equipment and other services as may be required by the Company.

Pursuant to the Agreement, during 2020, expenses totaling $490,411 were capitalized by the Company as additional capital contributions from Parent and are included in Member's Equity in the Statement of Financial Condition as of December 31, 2020.

The Parent also contributed $320,000 cash to the Company in 2020 which is included in Member's Equity in the Statement of Financial Condition of December 31, 2020.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date that its financial statements were available to be issued. The Company has determined that there are no subsequent events requiring further disclosure.